UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Hostry Inc.

Legal status of issuer

Form
C-Corporation

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
01/23/2018

Physical address of issuer
122 Elizabeth Street, #1A, New York, NY 10013

Website of issuer
https://www.hostry.co/

Name of intermediary through which the offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 5% of the number of securities sold.

Type of security offered
Crowd Note

Target number of Securities to be offered
N/A

Price (or method for determining price)
Determined in conjunction with a broker-dealer.

Target offering amount
$25,000

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$450,000

Deadline to reach the target offering amount
August 2, 2019

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
2

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$3,463	N/A
Cash & Cash Equivalents	$790	N/A
Accounts Receivable	$2,673	N/A
Short-term Debt	$22,350	N/A
Long-term Debt	N/A	N/A
Revenues/Sales	$2,705	N/A
Cost of Goods Sold	N/A	N/A
Taxes Paid	N/A	N/A
Net Income	($46,887)	N/A

The above reflects the consolidated financials of Hostry Inc.

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
May 31, 2019

Hostry Inc.



Up to $450,000 of Crowd Notes

Hostry Inc. ("Hostry", the "Company," "we," "us", or "our"), is offering up to $450,000 worth of Crowd Notes of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by August 2, 2019. The Company is making concurrent offerings under both Regulation CF (the "Offering") and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $300,000 under the Combined Offerings (the "Closing Amount") by August 2, 2019, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $450,000 (the "Maximum Amount") on a first come, first serve basis. Investors who completed the subscription process by July 26, 2019, will be permitted to increase their investment at any time on or before August 2, 2019 upon Company consent. For the avoidance of doubt, no initial subscriptions from new investors will be accepted after July 26, 2019. If the Company reaches its Closing Amount prior to August 2, 2019, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $1,000 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words

"estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting
The Company will file a report electronically with the SEC annually and post the report on its website, no later than April 29, 2020.

Once posted, the annual report may be found on the Company's website at https://www.hostry.co/investors.

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any or its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

Updates
Updates on the status of this Offering may be found at: https://www.seedinvest.com/hostry.

About this Form C
You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Hostry Inc. is a Delaware C-Corporation, formed on 01/23/2018.

The Company is located at 122 Elizabeth Street, #1A, New York, NY 10013.

The Company's website is https://www.hostry.co/.
_____
A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the SI Securities, LLC ("SeedInvest") website under https://www.seedinvest.com/hostry and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum amount of Crowd Note being offered	$25,000
Maximum amount of Crowd Note	$450,000
Purchase price per Security	Not Applicable
Minimum investment amount per investor	$1,000
Offering deadline	August 2, 2019
Use of proceeds	See the description of the use of proceeds on page 13 hereof.
Voting Rights	See the description of the voting rights on pages 11, 14, and 17

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The Company is currently in the Minimum Viable Product / Pilot phase. Some of the rental properties in the pilot program are managed by the co-founders, and therefore are included in the calculation of pilot numbers and product statistics. In addition, the Company will need to begin bringing in additional customers if they want to scale and make this a profitable business. This is mainly because a lot of the brands will not begin paying Hostry until they are at 250+ units. Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations. The Company may face pricing pressure in obtaining and retaining their clients. Their clients may be able to seek price reductions from them when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. Their clients may also reduce services if they decide to move services in-house. On some occasions, this pricing pressure results in lower revenue from a client than the Company had anticipated based on their previous agreement with that client. This reduction in revenue could result in an adverse effect on their business and results of operations. Further, failure to renew client contracts on favorable terms could have an adverse effect on their business. The Company's contracts with clients generally run for several years and include liquidated damage provisions that provide for early termination fees. Terms are generally renegotiated prior to the end of a contract's term. If they are not successful in achieving a high rate of contract renewals on favorable terms, their business and results of operations could be adversely affected.

The Company is pre-revenue and may not be successful in its efforts to grow and monetize its product. It has limited operating capital and for the foreseeable future will be dependent upon its ability to finance operations from the sale of equity or other financing alternatives. There can be no assurance that the Company will be able to successfully raise operating capital. The failure to successfully raise operating capital, and the failure to effectively monetize its products, could result in bankruptcy or other event which would have a material adverse effect on the Company and the value of its shares. The Company has limited assets and financial resources, so such adverse event could put investors' dollars at significant risk.

The Company's cash position is relatively weak. The Company currently has only $8,386.81 in cash balances as of April 30, 2019. This equates to about 2 months of runway. The Company could be harmed if it is unable to meet its cash demands, and the Company may not be able to continue operations if they are not able to raise additional funds.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway until end of the year, they will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The Company is dependent on the leisure travel industry. The Company's financial prospects are significantly dependent upon leisure travelers using its services. Leisure travel, including leisure airline tickets, hotel room reservations and rental car reservations, is dependent on personal discretionary spending levels. Leisure travel services tend to decline, along with the advertising dollars spent by travel suppliers, during general economic downturns and recessions. If worldwide economic conditions worsen, it could lead to a general decrease in leisure travel and travel spending, which would negatively impact the demand for its services. Additionally, events beyond the Company's control also may adversely affect the leisure travel industry, with a corresponding negative impact on its business and results of operations. Natural disasters or outbreaks of pandemics and epidemics have disrupted normal leisure travel patterns and levels. The leisure travel industry is also sensitive to other events, such as work stoppages or labor unrest at major airlines, political instability, regional hostilities, increases in fuel prices, imposition of taxes or surcharges by regulatory authorities, travel related accidents and terrorist attacks, any of which could have an impact on its business and results of operations.

Evolving tax, environmental, food quality and safety or other regulations or failure to comply with existing licensing, labeling, trade, food quality and safety and other regulations and laws could have a material adverse effect on our consolidated financial condition. Our activities or products are subject to regulation by various federal, state, and local laws, regulations and government agencies, including the U.S. Food and Drug Administration, U.S. Federal Trade Commission, the U.S. Departments of Agriculture, and Commerce and Labor. The manufacturing, marketing and distribution of food products are subject to governmental regulation that control such matters as food quality and safety, ingredients, advertising, product or production requirements, labeling, relations with distributors and retailers, health and safety, the environment, and restrictions on the use of government programs to purchase certain of our products. We are also regulated with respect to matters such as licensing requirements, trade and pricing practices, tax, anti-corruption standards, advertising and claims, and environmental matters. The need to comply with new, evolving or revised tax, environmental, food quality and safety, labeling or other laws or regulations, or new, or changed interpretations or enforcement of existing laws or regulations, may have an adverse effect on our business and results of operations. Further, if we are found to be out of compliance with applicable laws and regulations in these areas, we could be subject to civil remedies, including fines, injunctions, termination of necessary licenses or permits, or recalls, as well as potential criminal sanctions, any of which could have an adverse effect on our business. Even if regulatory review does not result in these types of determinations, it could potentially create negative publicity or perceptions which could harm our business or reputation.

The Company does not currently hold any intellectual property and they may not be able to obtain such intellectual property. Their ability to obtain protection for their intellectual property (whether through patent, trademark, copyright, or other IP right) is uncertain due to a number of factors, including that the Company may not have been the first to make the inventions. The Company have not conducted any formal analysis of the "prior art" in their technology, and the existence of any such prior art would bring the novelty of their technologies into question and could cause the pending patent applications to be rejected. Further, changes in U.S. and foreign intellectual property law may also impact their ability to successfully prosecute their IP applications. For example, the United States Congress and other foreign legislative bodies may amend their respective IP laws in a manner that makes obtaining IP more difficult or costly. Courts may also render decisions that alter the application of IP laws and detrimentally affect their ability to obtain such protection. Even if the Company is able to successfully register IP, this intellectual property may not provide meaningful protection or commercial advantage. Such IP may not be broad enough to prevent others from developing technologies that are similar or that achieve similar results to theirs. It is also possible that the intellectual property rights of others will bar the Company from licensing their technology and bar them or their customer licensees from exploiting any patents that issue from our pending applications. Finally, in addition to those who may claim priority, any patents that issue from our applications may also be challenged by their competitors on the basis that they are otherwise invalid or unenforceable.

We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation. Consumer preferences for our products change continually. Our success depends on our ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If we do not offer products that appeal to consumers, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline. In addition, because of our varied customer base, we must offer an array of products that satisfy the broad spectrum of consumer preferences. If we fail to expand our product offerings successfully across product categories, or if we do not rapidly develop products in faster growing and more profitable categories, demand for our products could decrease, which could materially and adversely affect our product sales, financial condition, and results of operations. In addition, achieving growth depends on our successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on our ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise our competitive position and adversely impact our business

In general, demand for our products and services is highly correlated with general economic conditions. A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

The Company does not have an employment contract in place with the founders, Rory Will and Andrew Kanakis. Employment agreements typically provide protection to the Company in the event of an employee's departure, specifically addressing who is entitled to any intellectual property created or developed by those employees in the course of their employment and covering topics such as non-competition and non-solicitation. As a result, if Rory or Andrew were to leave Hostry, the Company might not have any ability to prevent their direct competition or have any legal right to intellectual property created during their employment. There is no guarantee that an employment agreement will be entered into.

The Company's two co-founders are close friends. This could introduce unique risks, given the idiosyncrasies of interpersonal relationships. Interpersonal issues such as a severe disruption in a friendship could disrupt the day-to-day operation of the business and could negatively impact the financial position of the Company.

The Company has engaged in related party transactions. During the period of January 23, 2018 (inception) to December 31, 2018, a co-founder of the Company advanced funds for operations. These advances are non-interest bearing. At December 31, 2018, the amount outstanding is $22,350 and is recorded under 'Advances – related party' on the balance sheet.

The Company is overdue on its 2018 tax filing, which could subject it to penalties, fines, or interest changes, and which could indicate a failure to maintain adequate financial controls and safeguards. In particular, the Internal

Revenue Service (IRS) could impose the Company with costly penalties and interest charges if the Company has filed its tax return late or has not furnished certain information by the due date. In addition, even though the Company confirms that it has filed an extension, if it underestimated its taxes, the IRS could penalize it. Potential tax consequences could adversely affect the Company's results of operations or financial condition.

The Company does not currently have a Chief Financial Officer or an Officer with substantial experience with finance and accounting. Although a Company is not legally required to have such an officer, there are risks inherent in not having an individual with such experience. Specifically, there is a risk that lower accounting quality may impact the accuracy and transparency of financial statements shared with investors, as well as the financial statements and models on which the Company is relying. Additionally, this could exacerbate business-stemming uncertainty regarding future firm performance and increase information risk (indicating greater uncertainty on the future economic performance). This could have negative consequences on the Company's operations including mismanagement of finances or cash flow. In addition, not appointing a professional financial officer may indicate poor corporate governance or accounting oversight.

The Company has not prepared any audited financial statements. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

The company is subject to many U.S. federal and state laws and regulations, including those related to privacy, rights of publicity, and law enforcement. These laws and regulations are constantly evolving and may be interpreted, applied, created, or amended, in a manner that could harm our business. The technology and use of the technology in our product may not be legislated, and it is uncertain whether different states will legislate around this technology, and, if they do, how they will do so. Violating existing or future regulatory orders or consent decrees could subject us to substantial monetary fines and other penalties that could negatively affect our financial condition and results of operations.

Risks Related to the Securities

The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply, and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions under Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be affected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

We are selling convertible notes that will convert into shares or result in payment in limited circumstances. These notes only convert or result in payment in limited circumstances. If the Crowd Notes reach their maturity date, investors (by a decision of the Crowd Note holders holding a majority of the principal amount of the outstanding Crowd Notes) will either (a) receive payment equal to the total of their purchase price plus outstanding accrued interest, or (b) convert the Crowd Notes into shares of the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of Company's common stock. If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater of their purchase price plus accrued unpaid interest or the amount of preferred shares they would have been able to purchase using the valuation cap. If there is a qualified equity financing (an initial public offering registered under the 1933 Act or a financing using preferred shares), the notes will convert into a yet to-be-determined class of preferred stock. If the notes convert because they have reached their maturity date, the notes will convert based on a $3,000,000 valuation cap. If the notes convert due to a qualified equity financing, the notes will convert at a discount of 20%, or based on a $3,000,000 valuation cap. This means that investors would be rewarded for taking on early risk compared to later investors. Outside investors at the time of conversion, if any, might value the Company at an amount well below the $3,000,000 valuation cap, so you should not view the $3,000,000 as being an indication of the Company's value.

We have not assessed the tax implications of using the Crowd Note. The Crowd Note is a type of debt security. As such, there has been inconsistent treatment under state and federal tax law as to whether securities like the Crowd Note can be considered a debt of the Company, or the issuance of equity. Investors should consult their tax advisers.

The Crowd Note contains dispute resolution provisions which limit your ability to bring class action lawsuits or seek remedy on a class basis. By purchasing a Crowd Note this Offering, you agree to be bound by the dispute resolution provisions found in Section 6 of the Crowd Note. Those provisions apply to claims regarding this Offering, the Crowd Notes and possibly the securities into which the Crowd Note are convertible. Under those provisions, disputes under the Crowd Note will be resolved in arbitration conducted in Delaware. Further, those provisions may limit your ability to bring class action lawsuits or similarly seek remedy on a class basis.

You may have limited rights. The Company has not yet authorized preferred stock, and there is no way to know what voting rights those securities will have. In addition, as an investor in the Regulation CF offering you will be considered a Non-Major Investor (as defined below) under the terms of the notes offered, and therefore, you have more limited information rights.

You will be bound by an investor proxy agreement which limits your voting rights. As a result of purchasing the notes, all Non-Major Investors (including all investors investing under Regulation CF) will be bound by an investor proxy agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes (or majority of the shares of the preferred equity the notes will convert into) held by Non-Major Investors vote to terminate the agreement.

A majority of the Company is owned by a small number of owners. Prior to the Offering, the Company's current owners of 20% or more of the Company's outstanding voting securities beneficially own up to 100% of the Company's voting securities. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

BUSINESS

Description of the Business
At Hostry, we view the short-term rental unit as an underutilized marketing opportunity for brands across the spectrum. We aim to drive the use of trial products from our brand partners, increase host revenue, and elevate the guest experience.
Today's brands are in a war of convenience and authenticity. How do we get our product into the hands of the right consumer at the right time?

Have you ever stayed at a short-term rental? Have you stayed at multiple short-term rentals? For work? And with family? If you answered "yes" to any of those questions, then you are part of the reason this opportunity exists. Imagine being free to experience new, interesting products in the comfortable confines of your Airbnb.

Hostry looks to connect brands with short-term rental consumers in mass one-to-one campaigns. We drive trials and create experiences that aim to convert guests into users. From consumer packaged goods (e.g. Harry's, P&G, Dollar Shave Club) to home goods (e.g. Joybird, Article, Casper, Brooklinen), apps (e.g. Drizzly, UberEats, Go Puff), and streaming media (e.g. Netflix, Disney, HBO, Showtime), there exist multiple product categories that fit the short-term rental space. These brands just listed are just a small subset of example partnerships we are currently looking to pursue.

Our minimum viable product ("MVP"), The Hostry Box, has been placed in over 50 properties in the U.S. and has been well received by hosts and guests. Based on very preliminary results, we are estimating customer engagement (guests visiting the Hostry Box site) to be potentially around 77% and conversion rate (guests unlocking the Hostry Box) to be potentially around 64%.

Business Plan

At Hostry, our target customers are brands with a subscription-based, direct-to-consumer business model. With new brands springing up every day, and larger, older brands trying to crack into the market, there are plenty of customers for us to target. Our mission is to analyze and value every short-term rental property on Hostry, maximizing profit through a menu of a-la-carte options for brand partners.

At Hostry, we collect revenue from three separate groups:

Hosts:

- Hostry is free for hosts to use, but we require a refundable $99 deposit on any box that is sent out to a property
- Due to lease agreements and mortgages etc., we have found host retention to be stable and we expect the host return rate to be less than 30%
- We do pay out part of our monthly revenue to hosts as incentive, based on the number of guests who unlock a host's box every month

Guests:

- We collect a $2 convenience fee from guests if they choose to purchase any products
- This fee is only added to the subtotal of all items consumed

Brand Partners:

- At Hostry, we see seemingly endless opportunities to collect revenue from future brand partners
- Advertising solutions include re-marketing, re-targeting, display ads, promoted products, sales promotions, pre-roll video, and more
- Our initial rollout will have brands paying a flat monthly fee per product, as well as affiliate fees on a conversion basis
- Our monthly fee varies depending on geography, property type, product size, etc.
- Ranges from $7.25 per box to $12.50 per box
- Additionally, we charge $.30 to $5.40 for every trial unit consumed
- Our brand partners will not stop at consumer-packaged goods products either. Through our digital menus we plan to offer guests exclusive offers for ridesharing, food delivery, sporting events, concerts, and streaming entertainment

In addition, through partnering with property management services, Hostry aims to be able to more efficiently identify and target properties based on geography, size, income, interests, and more. For example, while products from Harry's may be a great fit for a 5-bedroom home in Jackson Hole, Gillette might be a better fit for a studio in Tucson. Since we select the products for hosts, our ability to target demo's based on property type will allow us to streamline opportunity and generate more revenue per user.

We rolled out our MVP, The Hostry Box, in August 2018 to select properties around the U.S. and aim to debut our next "connected" box in Q4 2019. We plan to initially make this product available only domestically, targeting larger homes that see a larger volume of guests with higher net income.

The Company's Products and/or Services

Product / Service	Description	Current Market
Micro vending platform	**Micro vending platform for the short-term rental industry focused on consumer marketing and advertising technology**	**Guests of short-term rentals and brands looking to get their products into the hands of consumers**

Competition

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Customer Base
The short term rental market has seen significant growth in the past 10 years, with over 6 million units globally. By 2021, AirBNB is predicted to host 60.8 million guests annually, with the market as a whole expected to host 86.5 million.

Additionally, we are seeing an increase in the number of guests across all demographics as short-term rentals become more ubiquitous. There are homes built for multi-generational families to vacation in, homes for single working professionals, homes for explorers, music fans, or educators, and everything in between. At Hostry, we are able to identify the value of each home to each brand partner, maximizing the value we create.

As existing marketing channels become oversaturated, Hostry provides brands with a simple way of getting their products into the hands of consumers. A few additional trends we identified that makes Hostry possible today are:

Mobile Wallet Payment Adoption
- 64% of mobile smartphone users have bought something with their phone

Mobile Web Advertising
- $185B was spent on mobile advertising in 2018
- By 2020 this number is expected to grow to $247B

E-Commerce Market Users By Age
- About 50% of e-comm users are between the ages of 25 and 44
- This is also the primary average age demo of a short-term rental user
- All of these factors contribute to short term rentals being a viable, convenient solution for brands to engage with consumers.

Intellectual Property
None.

Litigation
None.

USE OF PROCEEDS
We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

Offering Expenses
The use of proceeds for expenses related to the Combined Offering is as follows:
- If the Company raises the Target Amount, it will use 47.50% of the proceeds, or $11,875, towards offering expenses;
- If the Company raises the Closing Amount, it will use 10.83% of the proceeds, or $32,500, towards offering expenses; and
- If the Company raises the Maximum Amount, it will use 9.72% of the proceeds, or $43,750, towards offering expenses

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% if Target Amount Raised	% if Closing Amount Raised	% if Maximum Amount Raised
CAPEX (Web + Hardware)	30%	30%	40%
Marketing (Advertising + Sales)	20%	20%	7.5%
Partnerships (Product + Brand Partnerships)	10%	10%	7.5%
Team (Development + Sales)	10%	10%	5%
Product Development (R&D + Manufacturing Production)	30%	30%	40%

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Rory Will	Co-Founder, President (6/2018 - present)	Co-Founder, President (6/2018 - present): Responsibly for Hostry's business development and operations
Andrew Kanakis	Co-Founder, CEO (6/2018 - present)	Co-Founder, CEO (6/2018 - present): Responsible for Hostry's branding and partnerships

Indemnification
Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has 2 employees in New York.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Amount outstanding	Voting rights	How this security may limit, dilute, or qualify the Securities issues pursuant to this Offering	Percentage ownership of the Company by the holders of such securities prior to the Offering	Other material terms
Common Units	10,000,000	YES	N/A	100%	N/A

The Company has the following debt outstanding:
None.

Ownership
A majority of the Company is owned by two people: Rory Will and Andrew Kanakis.

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Rory Will	Common Stock	50%
Andrew Kanakis	Common Stock	50%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations

Hostry, Inc. ("the Company") was incorporated on January 23, 2018 under the laws of the State of Delaware, and is headquartered in New York City, NY. The Company is an on-demand micro-vending platform for rental property hosts to supply their guests with complimentary and premium products.

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. The Company plans to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $8,386.81 in cash on hand as of April 30, 2019, which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Previous Offerings of Securities
We have made the following issuances of securities within the last three years:
None.
THE OFFERING AND THE SECURITIES

The Securities Offered in this Offering

The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Crowd Notes.

The Crowd Notes sold in this Offering will convert in the following circumstances:

- If a "corporate transaction" (such as the sale of the Company) occurs prior to a "qualified equity financing" (which is a preferred stock financing raising of not less than $1,000,000).
- Once a "qualified equity financing" occurs, the notes thereafter will automatically convert into the shares of preferred stock sold in the qualified equity financing.
- If the maturity date is reached, the note holders will have the option, by decision of the majority outstanding note holders, to convert into the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of the Company's common stock.

The price at which the Crowd Notes sold in this Offering will convert will be:

- At a discount of 20% to the price in the qualified equity financing, subject to a $3,000,000 valuation cap, if the conversion takes place after the qualified equity financing;
- If conversion takes place prior to a qualified equity financing due to a corporate transaction, the greater of the outstanding principal of the Crowd Notes plus accrued unpaid interest, or the amount of stock the Crowd Notes would convert into under the valuation cap; or
- If conversion takes place prior to a qualified equity financing because the maturity date has been reached, subject to a $3,000,000 valuation cap.

Until the earlier of the qualified equity financing or the corporate transaction, the Crowd Notes accrue an annual interest rate of 5%, compounded quarterly.

The securities into which the Crowd Notes in this Offering will convert will have more limited voting and information rights than those to be issued to Major Investors on conversion.

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

Additionally, we have set a minimum Closing Amount of $300,000 between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before the Offering may close.

The minimum investment in this Offering is $1,000. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200. Investments of $20,000 or greater will only be accepted through the Regulation D offering.

All Non-Major Investors of Crowd Notes will be bound by an investor proxy agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes (or majority of the shares of the preferred equity the notes will convert into) held by Non-Major Investors vote to terminate the agreement.

Securities Sold Pursuant to Regulation D
The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The Crowd Notes in the Regulation D offering convert under similar terms to the Crowd Notes in this offering. However, investors who invest $50,000 or greater will be considered "Major Investors" under the Crowd Note. Major Investors will be entitled to greater information rights than Non-Major Investors in the Combined Offerings. In the future, Major Investors may also be entitled to greater voting rights than their non-major counterparts.

Classes of Securities of the Company

Common Stock

Dividend Rights
Yes

Voting Rights
Yes

Right to Receive Liquidation Distributions
Yes, junior to any issued preferred stock.

Rights and Preferences
None

Preferred Stock
None

Dilution
Even once the Crowd Note convert into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D promulgated under the 1933 Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

Other Material Terms
The Company does not have the right to repurchase the Securities. The Securities do not have a stated return or liquidation preference.

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:
During the period of January 23, 2018 (inception) to December 31, 2018, a co-founder of the Company advanced funds for operations. These advances are non-interest bearing. At December 31, 2018, the amount outstanding is $22,350 and is recorded under 'Advances – related party' on the balance sheet.

Conflicts of Interest
The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: Not Applicable.

OTHER INFORMATION

Bad Actor Disclosure
None.

SEEDINVEST INVESTMENT PROCESS

Making an Investment in the Company

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your Crowd Note. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:
- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?
To make an investment you will need the following information readily available:
1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?
Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the

Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:
- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both equal to or greater than $107,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $107,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?
For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After My Investment

What is my ongoing relationship with the Company?
You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:
  (1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
  (2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
  (3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
  (4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
  (5) the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?
You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?
Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:
  1. To the Company that sold the Securities
  2. To an accredited investor
  3. As part of an Offering registered with the SEC (think IPO)

4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Andrew Kanakis
(Signature)

Andrew Kanakis
(Name)

Founder, CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Rory Will
(Signature)

Rory Will
(Name)

President, issuer, principal executive officer, principal financial officer, controller, and principal accounting officer
(Title)

5/31/2019
(Date)

/s/Andrew Kanakis
(Signature)

Andrew Kanakis
(Name)

CEO, issuer, principal executive officer, principal financial officer, controller, and principal accounting officer
(Title)

5/31/2019
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Financials



HOSTRY, INC.
A Delaware Corporation

Financial Statements (Unaudited) and
Independent Accountants' Review Report

For the period of January 23, 2018 (inception) to December 31, 2018

HOSTRY, INC.

For the period of January 23, 2018 (inception) to December 31, 2018

Table of Contents





Members of:
WSCPA
AICPA
PCPS

802 North Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To Management of Hostry, Inc.

We have reviewed the accompanying financial statements of Hostry, Inc. (the "Company"), which comprise the balance sheet as of December 31, 2018, and the related statement of operations, changes in stockholders' equity, and cash flows for the period of January 23, 2018 (inception) to December 31, 2018, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

As disclosed in Note 2 of the consolidated financial statements, the Company has not generated sufficient revenues to date, relies on outside sources to fund operations, and has incurred significant losses. Accordingly, substantial doubt is raised about the Company's ability to continue as a going concern.

Fruci & Associates II, PLLC

Spokane, WA

May 23, 2019

HOSTRY, INC.

BALANCE SHEET

December 31, 2018

(unaudited)

	2018
Assets	
Current assets	
Cash and cash equivalents	$ 790
Accounts receivable	2,673
Total current assets	3,463
Total assets	$ 3,463
Liabilities and stockholders' equity	
Current liabilities	
Advances - related party	$ 22,350
Total current liabilities	22,350
Total liabilities	22,350
Commitments and contingencies	-
Stockholders' equity	
Common stock, $0.00001 par value; 10,000,000 shares authorized; zero shares issued and outstandingat December 31, 2018	-
Additional paid-in capital	28,000
Accumulated deficit	(46,887)
Total stockholders' equity	(18,887)
Total liabilities and stockholders' equity	$ 3,463

See accountants' review report and accompanying notes to the financial statements.

HOSTRY, INC.

STATEMENT OF OPERATIONS

For the period of January 23, 2018 (inception) to December 31, 2018

(unaudited)

	2018
Revenue	
Sales, net	$ 2,705
Total revenue	2,705
Cost of goods sold	-
Gross profit	2,705
Operating expenses	
Research & Development	37,297
Rent	6,750
General & Administrative	5,545
Total operating expenses	49,592
Loss from operations	(46,887)
Net income (loss) before income taxes	(46,887)
Provision for income taxes	-
Net income (loss)	$ (46,887)

HOSTRY, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the period of January 23, 2018 (inception) to December 31, 2018
(unaudited)

| | Common Stock | | Additional | Accumulated | Total Stockholders' |
	Shares	Amount	Paid-in Capital	Deficit	Equity
Balance on January 23, 2018 (inception)	-	$ -	$ -	$ -	$ -
Owners' Investment			28,000		28,000
Net income (loss)				(46,887)	(46,887)
Balance on December 31, 2018	-	$ -	$ 28,000	$ (46,887)	$ (18,887)

HOSTRY, INC.

STATEMENT OF CASH FLOWS

For the period of January 23, 2018 (inception) to December 31, 2018

(unaudited)

	2018
Cash flows from operating activities	
Net income (loss)	$ (46,887)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:	
Changes in operating assets and liabilities:	
Accounts receivable	(2,673)
Net cash used by operating activities	(49,560)
Cash flows from financing activities	
Owners' investments	28,000
Advances - related party	22,350
Net cash provided by financing activities	50,350
Net increase in cash and cash equivalents	790
Cash and cash equivalents, beginning	-
Cash and cash equivalents, ending	$ 790
Supplemental cash flow information:	
Cash paid during the period for:	
Interest	$ -
Income taxes	$ -

See accountants' review report and accompanying notes to the financial statements.

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Hostry, Inc. ("the Company") was incorporated on January 23, 2018 under the laws of the State of Delaware, and is headquartered in New York City, NY. The Company is an on-demand micro-vending platform for rental property hosts to supply their guests with complimentary and premium products.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year-end is December 31.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company recognizes revenue only when all of the following criteria have been met:
- Persuasive evidence of an arrangement exists;
- Delivery has occurred or services have been rendered;
- The fee for the arrangement is fixed or determinable; and
- Collectability is reasonably assured.

Risks and Uncertainties

As of December 31, 2018, the Company has not commenced full scale operations. The Company's activities since inception have consisted of service and business development. Once the Company commences its planned full-scale operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's plans or failing to profitably operate the business; recessions, downturns, changes in local competition or market conditions; governmental policy changes; or a host of other factors beyond the Company's control. Any of these adverse conditions could negatively impact the Company's financial position and results of operations.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At December 31, 2018, the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts, that may at times, exceed federal insured limits.

Accounts Receivable and Allowance for Uncollectible Accounts

The Company recognizes an allowance for losses on accounts receivable deemed to be uncollectible. The allowance is based on an analysis of historical bad debt experience as well as an assessment of specific identifiable customer accounts. At December 31, 2018, the Company determined no allowance for uncollectible accounts was necessary.

Advertising costs

The Company's advertising costs are expensed as incurred. During the period ended December 31, 2018, the Company recognized $162 in advertising costs, recorded under the heading 'General & administrative' in the statement of operations.

HOSTRY, INC.
NOTES TO THE FINANCIAL STATEMENTS
(unaudited)
For the period of January 23, 2018 (inception) to December 31, 2018

Research and Development Costs

Research and development costs, including salaries, research material, and administrative costs are expensed as incurred. For the period of January 23, 2018 (inception) to December 31, 2018, the Company had $37,297 in research and development costs.

Shipping and Handling Costs

Shipping and handling costs are expensed as incurred.

Income Taxes

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ADC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes based on the provisions promulgated by the Internal Revenue Service ("IRS"), which has a statute of limitation of three years from the due date of the return. As such, all tax years are open since the Company's inception.

The Company currently has a tax net operating loss (NOL) of $46,887 for which it may receive future tax benefits. However, as of December 31, 2018, no such benefit is expected to be recognized in the near term, and therefore, a full valuation allowance has been assessed on any potential income tax benefit.

Recent Accounting Pronouncements

No recently issued accounting pronouncements are expected to have a significant impact on the Company's financial statements.

Subsequent Events

The Company has evaluated subsequent events through May 23, 2019, the date these financial statements were available to be issued, and noted the following for disclosure.

In March 2019, an owner of the company invested $8,500 into the company. No shares were issued.

NOTE 2 – GOING CONCERN

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses from inception of approximately $46,887 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

NOTE 3 – RELATED PARTY TRANSACTIONS

During the period of January 23, 2018 (inception) to December 31, 2018, a co-founder of the Company advanced funds for operations. These advances are non-interest bearing. At December 31, 2018, the amount outstanding is $22,350 and is recorded under 'Advances – related party' on the balance sheet.

NOTE 4 – STOCKHOLDERS' EQUITY

The Company has 10,000,000 common shares authorized with a par value of $0.00001 per share.

The two owners of the Company have invested $28,000 in the Company at December 31, 2018. No shares have been issued.

EXHIBIT C
PDF of SI Website

Investor Deck | 2019


This presentation contains offering materials prepared solely by Hostry Inc. without the ass
Securities, and not subject to FINRA Rule 2210. In addition, this presentation may contain fo
statements and information relating to, among other things, the company, its business plan and
industry. These statements reflect management's current views with respect to future events b
currently available and are subject to risks and uncertainties that could cause the company's
differ materially. Investors are cautioned not to place undue reliance on these forward-looking
they are meant for illustrative purposes and they do not represent guarantees of future results,
performance, or achievements, all of which cannot be made. Moreover, no person nor any o
entity assumes responsibility for the accuracy and completeness of forward-looking statemen
no duty to update any such statements to conform them to actual results.
Hostry.co

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Micro-vending platform for short-term rentals

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$1,000	$3,000,000	Crowd Note
Minimum	Valuation cap	Security Type

INVEST

Purchased securities are not currently tradeable. Expect to hold your investment until the company lists on a national exchange or is acquired.

Hostry is offering securities under both Regulation D and Regulation CF through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, the contents of the Highlights, Term Sheet sections have been prepared by SI Securities and shall be deemed broker-dealer communications subject to FINRA Rule 2210 (the "Excluded Sections"). With the exception of the Excluded Sections noted above, this profile contains offering materials prepared solely by Hostry without the assistance of SI Securities, and not subject to FINRA Rule 2210 (the "Issuer Profile"). The Issuer Profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures in the offering's draft. The contents of this profile are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

Company Highlights

- Initial pilots with P&G, RXBAR, Sonoma Brands, and more
- Current pilot program has 50+ short-term rental locations with active customer engagement
- Since beginning its pilot program, Hostry has retained 90% of its hosts (based on limited data)
- Letter of Intent for partnership with a highly rated Property Management System ("PMS") service
- Advisors include tech entrepreneurs James Proud of Hello and Brandon Lyall of Downstream.ai and Grow Mobile

Fundraise Highlights

- Total Round Size: US $450,000
- Raise Description: Seed
- Minimum Investment: US $1,000 per investor
- Security Type: Crowd Note
- Valuation Cap: US $3,000,000
- Target Minimum Raise Amount: US $300,000
- Offering Type: Side by Side Offering

At Hostry, we view the short-term rental unit as an underutilized marketing opportunity for brands across the spectrum. We aim to drive the use of trial products from our brand partners, increase host revenue, and elevate the guest experience.

Today's brands are in a war of convenience and authenticity. How do we get our product into the hands of the right consumer at the right time?

Have you ever stayed at a short term rental? Have you stayed at multiple short term rentals? For work? And with family? If you answered "yes" to any of those questions, then you are part of the reason this opportunity exists. Imagine being free to experience new, interesting products in the comfortable confines of your Airbnb.

Hostry looks to connect brands with short-term rental consumers in mass one-to-one campaigns. We drive trials and create experiences that aim to convert guests into users. From consumer packaged goods (e.g. Harry's, P&G, Dollar Shave Club) to home goods (e.g. Joybird, Article, Casper, Brooklinen), apps (e.g. Drizzly, UberEats, Go Puff), and streaming media (e.g. Netflix, Disney, HBO, Showtime), there exist multiple product categories that fit the short-term rental space. These brands just listed are just a small subset of example partnerships we are currently looking to pursue.

Our minimum viable product ("MVP"), The Hostry Box, has been placed in over 50 properties in the U.S. and has been well received by hosts and guests. Based on very preliminary results, we are estimating customer engagement (guests visiting the Hostry Box site) to be potentially around 77% and conversion rate (guests unlocking the Hostry Box) to be potentially around 64%.

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Product & Service

At Hostry, our target customers are brands with a subscription-based, direct-to-consumer business model. With new brands springing up every day, and larger, older brands trying to crack into the market, there are plenty of customers for us to target. Our mission is to analyze and value every short-term rental property on Hostry, maximizing profit through a menu of a-la-carte options for brand partners.

At Hostry, we collect revenue from three separate groups:

Hosts:

- Hostry is free for hosts to use, but we require a refundable $99 deposit on any box that is sent out to a property
- Due to lease agreements and mortgages etc., we have found host retention to be stable and we expect the host return rate to be less than 30%
- We do pay out part of our monthly revenue to hosts as incentive, based on the number of guests who unlock a host's box every month

Guests:

- We collect a $2 convenience fee from guests if they choose to purchase any products
- This fee is only added to the subtotal of all items consumed

Brand Partners:

- At Hostry, we see seemingly endless opportunities to collect revenue from future brand partners
- Advertising solutions include re-marketing, re-targeting, display ads, promoted products, sales promotions, pre-roll video, and more
- Our initial rollout will have brands paying a flat monthly fee per product, as well as affiliate fees on a conversion basis
- Our monthly fee varies depending on geography, property type, product size, etc.
- Ranges from $7.25 per box to $12.50 per box
- Additionally, we charge $.30 to $5.40 for every trial unit consumed
- Our brand partners will not stop at consumer packaged goods products either. Through our digital menus we plan to offer guests exclusive offers for ridesharing, food delivery, sporting events, concerts, and streaming entertainment

In addition, through partnering with property management services, Hostry aims to be able to more efficiently identify and target properties based on geography, size, income, interests, and more. For example, while products from Harry's may be a great fit for a 5-bedroom home in Jackson Hole, Gillette might be a better fit for a studio in Tucson. Since we select the products for hosts, our ability to target demo's based on property type will allow us to streamline opportunity and generate more revenue per user.

We rolled out our MVP, The Hostry Box, in August 2018 to select properties around the U.S. and aim to debut our next "connected" box in Q4 2019. We plan to initially make this product available only domestically, targeting larger homes that see a larger volume of guests with higher net income.

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Hostry co
COMBINING HOSPITALITY AND CONVENIENCE
Hostry is a micro vending platform designed to increase
supplying your guests with the products they want.

Team Story

We first met in 2011 when I (Rory) moved to NY and found Andrew, who was looking for a roommate. We spent a few years living together and renting out a third room in our apartment on AirBNB. At the time, our average guest was someone looking to save a couple dollars, but we slowly saw an evolution of the short-term rental consumer into consumers who were opting to stay at a short-term rental rather than a 4-star hotel down the street. Our guests became an educated, working, and well-connected demographic.

As we both began acquiring more properties, combined with the increasing ubiquity of mobile payment systems, we identified an opportunity with this underutilized audience. Hostry was born out of the idea that we can serve interesting products to diverse demographics in a focused, intimate environment.

Andrew's experience in commercial design and supply chain has helped us develop an affordable MVP to begin testing engagement. My background in branding and entertainment led us to conversations with some early potential brand partners.

We both continue to host short-term rentals around the country and are extremely passionate and educated about the space.

Founders and Officers



Rory Will

CO-FOUNDER

Rory has managed business development, partnerships, and operations for several high growth technology and entertainment focused businesses including Relativity Media and Roc Nation. At Hostry, Rory oversees business development and operations.



Andrew Kanakis

CO-FOUNDER

Andrew has patented, engineered, and brought to market numerous innovative products. He's built a reputable firm from the ground up encompassing everything from engineering and manufacturing through design and marketing for Target, Walmart, Urban Outfitters, Altec Lansing, and many more.

Notable Advisors & Investors



Brendan Lyall



Rory Will

Q&A with the Founder

Q: Please describe your typical customer/user profile.

Hostry: Our target customers (guests) are young, educated, and connected consumers with disposable income and money to spend on concessions and amenities consistent with high end hotels. The most frequent short-term rental users skew in the 24-34 and 34-44 demographic.

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Q: Please outline your current customer acquisition strategy.

Hostry: Our customer acquisition strategy has been focused solely on one-to-one word of mouth during our MVP. During this phase we have been operating stealthily with minimal marketing or advertising and have been able to organically acquire a long waitlist of properties. We are also working on developing partnerships with property management services and management companies.

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Q: Please detail your supply chain, manufacturing, and distribution.

Hostry: We are working vertically. Our hardware and product development is done in-house and executed directly with our factories overseas, which manage manufacturing, production, and supply chain -- cutting out the cost of any third-party companies. Distribution is currently handled stateside.

Q: Who do you view as your closest competitors and what key factors differentiate yourselves?

Hostry:

We have not been able to identify any direct competitors in the market. There are startups in the vending space that have done well recently, including Cargo, Stockwell, and Vengo. What separates Hostry from these companies is our commitment to the home share space. We are not focused on ride sharing, B2B, or commercial spaces. At Hostry, we believe the existing network of short-term rentals is an underutilized category primed for commercial opportunity.

Q: Please detail your barriers to entry.

Hostry: We are a logistics company as much as anything else. Building all the infrastructure required to run Hostry is a large barrier to entry for anyone.

Read more answers from the founder ↓

The Q&A with the Founder is based on due diligence activities conducted by SI Securities, LLC. The verbal and/or written responses transcribed above may have been modified to address grammatical, typographical, or factual errors, or by special request of the company to protect confidential information.

Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. If you plan on investing less than US $20,000.00, you will automatically invest under the Regulation CF offering type. If you invest more than US $20,000.00, you must be an accredited investor and invest under the Regulation D offering type.

Fundraising Description

Round type:	Seed
Round size:	US $450,000
Minimum investment:	US $1,000
Target Minimum:	US $300,000

Key Terms

Security Type:	Crowd Note
Conversion discount:	20.0%
Valuation Cap:	US $3,000,000
Interest rate:	5.0%
Note term:	24 months

Additional Terms

Custody of Shares	Investors who invest $50,000 or less will have their securities held in trust with a Custodian that will serve as a single shareholder of record. These investors will be subject to the Custodian's Account Agreement, including the electronic delivery of all required information.
Investment Proxy Agreement	All non-Major Purchasers will be subject to an Investment Proxy Agreement ("IPA"). The IPA will authorize an investment Manager to act as representative for each non-Major Purchaser and take certain actions for their benefit and on their behalf. Please see a copy of the IPA included with Company's offering materials for additional details.
Closing conditions:	While Hostry has set an overall target minimum of US $300,000 for the round, Hostry must raise at least US $300,000 of that amount through the Regulation CF portion of their raise before being able to conduct a close on any investments below $20,000. For further information please refer to Hostry's Form C.
Transfer restrictions:	Securities issued through Regulation CF have a one year restriction on transfer from the date of purchase (except to certain qualified parties as specified under Section 4(a)(6) of the Securities Act of 1933), after which they become freely transferable. While securities issued through Regulation D are similarly considered "restricted securities" and investors must hold their securities indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available.

Use of Proceeds

If Minimum Amount Is Raised

If Maximum Amount Is Raised



- CAPEX (Web + Hardware)
- Marketing (Advertising + Sales)
- Partnerships (Product + Brand Partners)
- Team (Development + Sales Team)
- Product Development (R&D + Manufacturing Production)

- CAPEX (Web + Hardware)
- Marketing (Advertising + Sales)
- Partnerships (Product + Brand Partners)
- Team (Development + Sales Team)
- Product Development (R&D + Manufacturing Production)

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Investor Perks

First 100 investments over $1,000 will receive a box of custom Hostry merchandise.

First 25 investments over $5,000 will receive receive monthly supply of Hostry partner products, as well as Hostry merchandise.

First 10 investments over $10,000 will be invited to dinner with the founders in New York City or a 1 hour phone call with the founding team plus all of the above.

First two investments over $35,000 will receive a five night stay in a downtown 2 bedroom Aspen, CO Airbnb (blackout dates apply), plus Hostry merchandise and a 1 hour phone call with the founders.

First investment over $100,000 will receive all of the above, plus direct lines of communication to the founding team and participation in strategic meetings.

It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.

Financial Discussion

Operations

Hostry, Inc. ("the Company") was incorporated on January 23, 2018 under the laws of the State of Delaware, and is headquartered in New York City, NY. The Company is an on-demand micro-vending platform for rental property hosts to supply their guests with complimentary and premium products.

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. The Company plans to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $8,386.81 in cash on hand as of April 30, 2019, which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Market Landscape

The short term rental market has seen significant growth in the past 10 years, with over 6 million units globally. By 2021, AirBNB is predicted to host 60.8 million guests annually, with the market as a whole expected to host 86.5 million.

Additionally, we are seeing an increase in the number of guests across all demographics as short-term rentals become more ubiquitous. There are homes built for multi-generational families to vacation in, homes for single working professionals, homes for explorers, music fans, or educators, and everything in between. At Hostry, we are able to identify the value of each home to each brand partner, maximizing the value we create.

As existing marketing channels become oversaturated, Hostry provides brands with a simple way of getting their products into the hands of consumers. A few additional trends we identified that makes Hostry possible today are:

Mobile Wallet Payment Adoption

- 64% of mobile smartphone users have bought something with their phone

Mobile Web Advertising

In 2020 this number is expected to grow to $247B

Highlights

Overview

Product & Service

The Team

Q&A with Founder

Term Sheet

Investor Perks

Financial Discussion

Market Landscape

Data Room

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E-Commerce Market Users By Age

- About 50% of e-comm users are between the ages of 25 and 44
- This is also the primary average age demo of a short-term rental user
- All of these factors contribute to short term rentals being a viable, convenient solution for brands to engage with consumers.

Risks and Disclosures

The Company is currently in the Minimum Viable Product / Pilot phase. Some of the rental properties in the pilot program are managed by the co-founders, and therefore are included in the calculation of pilot numbers and product statistics. In addition, the Company will need to begin bringing in additional customers if they want to scale and make this a profitable business. This is mainly because a lot of the brands will not begin paying Hostry until they are at 250+ units. Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations. The Company may face pricing pressure in obtaining and retaining their clients. Their clients may be able to seek price reductions from them when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. Their clients may also reduce services if they decide to move services in-house. On some occasions, this pricing pressure results in lower revenue from a client than the Company had anticipated based on their previous agreement with that client. This reduction in revenue could result in an adverse effect on their business and results of operations. Further, failure to renew client contracts on favorable terms could have an adverse effect on their business. The Company's contracts with clients generally run for several years and include liquidated damage provisions that provide for early termination fees. Terms are generally renegotiated prior to the end of a contract's term. If they are not successful in achieving a high rate of contract renewals on favorable terms, their business and results of operations could be adversely affected.

The Company is pre-revenue and may not be successful in its efforts to grow and monetize its product. It has limited operating capital and for the foreseeable future will be dependent upon its ability to finance operations from the sale of equity or other financing alternatives. There can be no assurance that the Company will be able to successfully raise operating capital. The failure to successfully raise operating capital, and the failure to effectively monetize its products, could result in bankruptcy or other event which would have a material adverse effect on the Company and the value of its shares. The Company has limited assets and financial resources, so such adverse event could put investors' dollars at significant risk.

The Company's cash position is relatively weak. The Company currently has only $8,386.81 in cash balances as of April 30, 2019. This equates to about 2 months of runway. The Company could be harmed if it is unable to meet its cash demands, and the Company may not be able to continue operations if they are not able to raise additional funds.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway until end of the year, they will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The Company is dependent on the leisure travel industry. The Company's financial prospects are significantly dependent upon leisure travelers using its services. Leisure travel, including leisure airline tickets, hotel room reservations and rental car reservations, is dependent on personal discretionary spending levels. Leisure travel services tend to decline, along with the advertising dollars spent by travel suppliers, during general economic downturns and recessions. If worldwide economic conditions worsen, it could lead to a general decrease in leisure travel and travel spending, which would negatively impact the demand for its services. Additionally, events beyond the Company's control also may adversely affect the leisure travel industry, with a corresponding negative impact on its business and results of operations. Natural disasters or outbreaks of pandemics and epidemics have disrupted normal leisure travel patterns and levels. The leisure travel industry is also sensitive to other events, such as work stoppages or labor unrest at major airlines, political instability, regional hostilities, increases in fuel prices, imposition of taxes or surcharges by regulatory authorities, travel related accidents and terrorist attacks, any of which could have an impact on its business and results of operations.

Evolving tax, environmental, food quality and safety or other regulations or failure to comply with existing licensing, labeling, trade, food quality and safety and other regulations and laws could have a material adverse effect on our consolidated financial condition. Our activities or products are subject to regulation by various federal, state, and local laws, regulations and government agencies, including the U.S. Food and Drug Administration, U.S. Federal Trade Commission, the U.S. Departments of Agriculture, and Commerce and Labor. The manufacturing, marketing and distribution of food products are subject to governmental regulation that control such matters as food quality and safety, ingredients, advertising, product or production requirements, labeling, relations with distributors and retailers, health and safety, the environment, and restrictions on the use of government programs to purchase certain of our products. We are also regulated with respect to matters such as licensing requirements, trade and pricing practices, tax, anti-corruption standards, advertising and claims, and environmental matters. The need to comply with new, evolving or revised tax, environmental, food quality and safety, labeling or other laws or regulations, or new, or changed interpretations or enforcement of existing laws or regulations, may have an adverse effect on our business and results of operations. Further, if we are found to be out of compliance with applicable laws and regulations in these areas, we could be subject to civil remedies, including fines, injunctions, termination of necessary licenses or permits, or recalls, as well as potential criminal sanctions, any of which could have an adverse effect on our business. Even if regulatory review does not result in these types of determinations, it could potentially create negative publicity or perceptions which could harm our business or reputation.

The Company does not currently hold any intellectual property and they may not be able to obtain such intellectual property. Their ability to obtain protection for their intellectual property (whether through patent, trademark, copyright, or other IP right) is uncertain due to a number of factors, including that the Company may not have been the first to make the inventions. The Company have not conducted any formal analysis of the "prior art" in their technology, and the existence of any such prior art would bring the novelty of their technologies into question and could cause the pending patent applications to be rejected. Further, changes in U.S. and foreign intellectual property law may also impact their ability to successfully prosecute their IP applications. For example, the United States Congress and other foreign legislative bodies may amend their respective IP laws in a manner that makes obtaining IP more difficult or costly. Courts may also render decisions that alter the application of IP laws and detrimentally affect their ability to obtain such protection. Even if the Company is able to successfully register IP, this intellectual property may not provide meaningful protection or commercial advantage. Such IP may not be broad enough to prevent others from developing technologies that are similar or that achieve similar results to theirs. It is also possible that the intellectual property rights of others will bar the Company from licensing their technology and bar them or their customer licensees from exploiting any patents that issue from our pending applications. Finally, in addition to those who may claim priority, any patents that issue from our applications may also be challenged by their competitors on the basis that they are otherwise invalid or unenforceable.

We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation. Consumer preferences for our products change continually. Our success depends on our ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If we do not offer products that appeal to consumers, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline. In addition, because of our varied customer base, we must offer an array of products that satisfy the broad spectrum of consumer preferences. If we fail to expand our product offerings successfully across product categories, or if we do not rapidly develop products in faster growing and more profitable categories, demand for our products could decrease, which could materially and adversely affect our product sales, financial condition, and results of operations. In addition, achieving growth depends on our successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on our ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise our competitive position and adversely impact our business

In general, demand for our products and services is highly correlated with general economic conditions. A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

The Company does not have an employment contract in place with the founders, Rory Will and Andrew Kanakis. Employment agreements typically provide protection to the Company in the event of an employee's departure, specifically addressing who is entitled to any intellectual property created or developed by those employees in the course of their employment and covering topics such as non-competition and non-solicitation. As a result, if Rory or Andrew were to leave Hostry, the Company might not have any ability to prevent their direct competition or have any legal right to intellectual property created during their employment. There is no guarantee that an employment agreement will be entered into.

The Company's two co-founders are close friends. This could introduce unique risks, given the idiosyncrasies of interpersonal relationships. Interpersonal issues such as a severe disruption in a friendship could disrupt the day-to-day operation of the business and could negatively impact the financial position of the Company.

The Company has engaged in related party transactions. During the period of January 23, 2018 (inception) to December 31, 2018, a co-founder of the Company advanced funds for operations. These advances are non-interest bearing. At December 31, 2018, the amount outstanding is $22,350 and is recorded under 'Advances – related party' on the balance sheet.

The Company is overdue on its 2018 tax filing, which could subject it to penalties, fines, or interest changes, and which could indicate a failure to maintain adequate financial controls and safeguards. In particular, the Internal Revenue Service (IRS) could impose the Company with costly penalties and interest charges if the Company has filed its tax return late or has not furnished certain information by the due date. In addition, even though the Company confirms that it has filed an extension, if it underestimated its taxes, the IRS could penalize it. Potential tax consequences could adversely affect the Company's results of operations or financial condition.

The Company does not currently have a Chief Financial Officer or an Officer with substantial experience with finance and accounting. Although a Company is not legally required to have such an officer, there are risks inherent in not having an individual with such experience. Specifically, there is a risk that lower accounting quality may impact the accuracy and transparency of financial statements shared with investors, as well as the financial statements and models on which the Company is relying. Additionally, this could exacerbate business-stemming uncertainty regarding future firm performance and increase information risk (indicating greater uncertainty on the future economic performance). This could have negative consequences on the Company's operations including mismanagement of finances or cash flow. In addition, not appointing a professional financial officer may indicate poor corporate governance or accounting oversight.

The Company has not prepared any audited financial statements. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

The company is subject to many U.S. federal and state laws and regulations, including those related to privacy, rights of publicity, and law enforcement. These laws and regulations are constantly evolving and may be interpreted, applied, created, or amended, in a manner that could harm our business. The technology and use of the technology in our product may not be legislated, and it is uncertain whether different states will legislate around this technology, and, if they do, how they will do so. Violating existing or future regulatory orders or consent decrees could subject us to substantial monetary fines and other penalties that could negatively affect our financial condition and results of operations.

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General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a start-up or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

Representatives of SI Securities, LLC are affiliated with SI Advisors, LLC ("SI Advisors") Representatives of SI Securities, LLC are affiliated with SI Advisors, LLC ("SI Advisors"). SI Advisors is an exempt investment advisor that acts as the General Partner of SI Selections Fund I, L.P. ("SI Selections Fund"). SI Selections Fund is an early stage venture capital fund owned by third-party investors. From time to time, SI Selections Fund may invest in offerings made available on the SeedInvest platform, including this offering. Investments made by SI Selections Fund may be counted towards the total funds raised necessary to reach the minimum funding target as disclosed in the applicable offering materials.

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Product or Service (3 files)	Folder
Financials (1 file)	Folder

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Frequently Asked Questions

About Side by Side Offerings

What is Side by Side?
A Side by Side offering refers to a deal that is raising capital under two offering types. This Side by Side offering is raising under Regulation CF and Rule 506(c) of Regulation D.

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What is a Form C?
The Form C is a document the company must file with the Securities and Exchange Commission ("SEC") which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.
Before making any investment decision, it is highly recommended that prospective investors review the Form C filed with the SEC (included in the company's profile) before making any investment decision.

What is Rule 506(c) under Regulation D?
Rule 506(c) under Regulation D is a type of offering with no limits on how much a company may raise. The company may generally solicit their offering, but the company must verify each investor's status as an accredited investor prior to closing and accepting funds. To learn more about Rule 506(c) under Regulation D and other offering types check out our blog and academy.

What is Reg CF?
Title III of the JOBS Act outlines Reg CF, a type of offering allowing private companies to raise up to $1 million from all Americans. Prior capital raising options limited private companies to raising money only from accredited investors, historically the wealthiest ~2% of Americans. Like a Kickstarter campaign, Reg CF allows companies to raise funds online from their early adopters and the crowd. However, instead of providing investors a reward such as a t-shirt or a card, investors receive securities, typically equity, in the startups they back. To learn more about Reg CF and other offering types check out our blog and academy.

Making an Investment in Hostry

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by Hostry. Once Hostry accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to Hostry in exchange for your securities. At that point, you will be a proud owner in Hostry.

What will I need to complete my investment?
To make an investment, you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or passport
5. ABA bank routing number and checking account number (typically found on a personal check or bank statement)

If you are investing under Rule 506(c) of Regulation D, your status as an Accredited Investor will also need to be verified and you will be asked to provide documentation supporting your income, net worth, revenue, or net assets or a letter from a qualified advisor such as a Registered Investment Advisor, Registered Broker Dealer, Lawyer, or CPA.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Reg CF offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000.

Separately, Hostry has set a minimum investment amount of US $1,000.
Accredited investors investing $20,000 or over do not have investment limits.

After My Investment

What is my ongoing relationship with the Issuer?
You are a partial owner of the company, you do own securities after all! But more importantly, companies which have raised money via Regulation CF must file information with the SEC and post it on their websites on an annual basis. Receiving regular company updates is important to keep shareholders educated and informed about the progress of the company and their investment. This annual report includes information similar to a company's initial Reg CF filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.
In certain circumstances a company may terminate its ongoing reporting requirement if:

1. The company becomes a fully-reporting registrant with the SEC
2. The company has filed at least one annual report, but has no more than 300 shareholders of record
3. The company has filed at least three annual reports, and has no more than $10 million in assets
4. The company or another party purchases or repurchases all the securities sold in reliance on Section 4(a)(6)
5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirement per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How can I sell my securities in the future?
Currently there is no market or liquidity for these securities. Right now Hostry does not plan to list these securities on a national exchange or another secondary market. At some point Hostry may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when Hostry either lists their securities on an exchange, is acquired, or goes bankrupt.

How do I keep track of this investment?
You can return to SeedInvest at any time to view your portfolio of investments and obtain a summary statement. If invested under Regulation CF you may also receive periodic updates from the company about their business, in addition to monthly account statements.

Other General Questions

What is this page about?
This is Hostry's fundraising profile page, where you can find information that may be helpful for you to make an investment decision in their company. The information on this page includes the company overview, team bios, and the risks and disclosures related to this investment opportunity. If the company runs a side by side offering that includes an offering under Regulation CF, you may also find a copy of the Hostry's Form C. The Form C includes important details about Hostry's fundraise that you should review before investing.

How can I (or the company) cancel my investment under Regulation CF?
For offerings made under Regulation CF, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not canceled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, your funds will be promptly refunded to you upon cancellation. To cancel your investment, you may go to your account's portfolio page by clicking your profile icon in the top right corner.

What if I change my mind about investing?
If you invest under any other offering type, you may cancel your investment at any time, for any reason until a closing occurs. You will receive an email when the closing occurs and your securities have been issued. If you have already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To cancel your investment, please go to your account's portfolio page by clicking your profile icon in the top right corner.

PROFILE MENU

EXHIBIT D
Investor Deck



Hostry Co.

Investor Deck | 2019



This presentation contains offering materials prepared solely by Hostry Inc. without the assistance of SI Securities, and not subject to FINRA Rule 2210. In addition, this presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.



BRIDGING HOSPITALITY AND CONVENIENCE

Hostry is a micro vending platform that connects brands with short-term rental guests through an omni-channel shopping experience.



PROBLEM

  

Short-term Rental Hosts:

Hosts want to increase income and receive better reviews.

Guests:

Guests are often young, educated, connected consumers with disposable income and money to spend on concessions and amenities consistent with high end hotels.

Brands:

Brands want to connect with young, educated, connected consumers (who likely frequent short-term rentals).





Hostry.co

OPPORTUNITY

Hostry is an opportunity for curated brands to engage consumers through short-term rental stays.

COMPLIMENTARY SAMPLES



HOSTRY.CO
Doritos
KIND
HARRY'S

*Free products for guests once they access the Hostry Box

WEB BASED ADVERTISING



NEW!
Doritos
Blazin' Buffalo
Hostry
Orbit
FIJI
$1.00
$1.25
$1.50
help
I have an aching body
Tap any item to add to bag

*Web based and email advertising

PRODUCT PLACEMENT



Hostry
TYLENOL
tic tac
GUM
SANPELLEGRINO
Promo Code: SNACKS
Lindt
EXCELLENCE
Red Bull
FIJI
Reese's
CONNECT

*Free Hostry Box provided to full-time hosts

Short-term Rental Hosts:

STR Hosts will be able to increase monthly earnings, receive higher reviews, and provide better guest experiences.

Guests:

Hostry puts select brands front and center in a comfortable environment, offering snacks and hotel-like amenities.

Brands:

Brands will be able to reach new audiences, influence repeat purchases, creating goodwill, and engage STR guests in a focused, friendly environment.

These figures represents future offerings and are mock-ups, rather than images of an actual product. They do not represent guarantees of a future product or performance.



Hostry co.

We're looking to boost customer conversion by addressing the issues below:

1. Streamlining UI 2. Implementing Apple Pay, Google Pay, + Paypal 3. One-step payment authorization + unlock

In our pilot program with the Hostry Box, based on preliminary results, we are anticipating:



Interaction Conversion

77%

of guests will interact with the Hostry Box



Unlock Conversion

64%

of guests will unlock the Hostry Box after viewing the menu



Here's what Harsh wrote

"Janine has wonderfully utilized every inch of this studio apartment. Location - Located in Back Bay, the place is close to some popular spots. Several restaurants are at walking distance from the place. Interiors - The place has it all - comfortable bed, clean and equipped bathroom, a television, patio, and some essential kitchen accessories. The place also has a Hostry with some complimentary items in it -which was a nice surprise. Janine is very approachable and swift with responses. Make sure you let her know the check-in time beforehand and read her instructions carefully."



Here's what Jenny wrote

"Gary's place was just what I needed! If you are looking for a short stay for 1 person and don't plan on being in your room much, this is a comfortable, affordable alternative to a hotel room. The bed was comfy and guest Netflix access was much appreciated! The Hostry box was super convenient also. Getting the key a couple blocks away wasn't ideal, but Gary's instructions and pictures were super helpful and he even answered my phone call when I couldn't get the lock open (my fault). ;) Thank you, Gary!"

These figures are management estimates based on a very limited set of data taken from the early stages of the Company's pilot program, which includes host sites managed by the co-founders. They do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. "Interactions" refer to guests visiting the Hostry site that the box is linked to and "conversion" references actual unlocks of the Hostry Box. The following individuals were not compensated in exchange for their testimonials. In addition, their testimonials should not be construed as and/or considered investment advice.

MARKET OPPORTUNITY

The short-term rental (STR) market has turned private properties into professionally hosted destinations and millions of property owners into rental entrepreneurs, accommodating hundreds of millions of vacation stays and business trips per year.



airbnb

Booking.com

Homestay .com

HomeAway

FLIPKEY®

TurnKey

tripadvisor®

WIMDU

onefinestay

VRBO®

9flats.com

These logos represent potential customers the Company is interested in and should not be construed as the Company having partnership agreements with these companies.



BY 2028 AIRBNB AIMS TO HOST OVER 1B GUESTS ANNUALLY

The global vacation rental market was estimated at **$138b** in 2016 and is expected to grow to **$194b** by 2021.

airbnb
4.85M active listings

HomeAway
1.4M active listings

Booking.com
5M active listings

Sharing Economy Users* in the United States
2016 - 2021 (in millions)



2021 — 86.5M

2020 — 81.2M

2019 — 73.7M

2018 — 66.3 million

2017 — 56.5M

2016 — 44.8M

Number of users in millions

The number of sharing economy users is expected to grow 20% by 2021

*Sharing Economy Users refer to persons who have used their account for community-based online services that coordinate peer-to-peer paid access to property, goods, and services (e.g. Airbnb and Uber).



REVENUE MODEL

Hostry has the opportunity to benefit from multiple streams of revenue. Mobile advertising, strategic wholesale partnerships, private label products, and a flat $2.00 convenience fee charged to guests per transaction create a robust path towards profitability.



Phase I
Beta Pilot

$2
Guest Convenience Fee

10%
of revenue on host provided products

$99
Host Machine Deposit

Hostry provides complimentary products

Host Revenue

90% of gross revenue
on host provided premium products

Phase II
Public Launch

$2
Guest Convenience Fee

100%
of revenue on all products sold

Hostry provides all complimentary and premium products sold in each box

Brand Ad Revenue
Email | In App | Affiliate Revenue

Host Revenue

Flat fee based on # of Hostry guests

These statements reflect management's projected or modeled results and are meant for illustrative purposes. They do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made.



MARKETING OPPORTUNITY FOR BRANDS

Hostry is looking to provide brands with a new format for interacting with a valuable consumer demographic and influencing pre-purchase decision making. We aim to offer a wide range of retail and digital marketing opportunities that can boost brand saliency and capture new users.



PRODUCT SAMPLING AT SCALE

Drive awareness and create trials with a captive audience across multiple markets



TARGETED REACH

A young, affluent, and educated audience



A NEW RETAIL CHANNEL

Redefining convenience and impulse retail by introducing thousands of intelligent storefronts



HIGH VISIBILITY

Organic integration into rentals
Placement at guests' fingertips



60%

Research online before buying in-store



27%

Research in-store before buying online



3.5x

Omni-channel shoppers spend 3.5x

> **A high percentage of brand decisions are made pre-store, particularly for the things that we buy very frequently.**

Hostry co.

RXBAR®
12 G. PROTEIN BAR
3 Egg Whites
6 Almonds
4 Cashews
2 Dates
No B.S.
Mixed

BRANDS PARTICIPATING IN OUR INITIAL PILOT:





























RXBAR®

BOBO'S

Vermont Village

SONOMA SB BRANDS EST 2015

CRUSHED TONIC

P&G

22 DAYS NUTRITION

RESQWATER™

PREMIUM QUALITY Brooklyn Bites A Healthy Guilt-Free Treat

BODY GLOVE

ISAAC MIZRAHI NEW YORK™

CARIBBEAN JOE ISLAND SUPPLY CO.™

CYLO

Snuggie®

The Company is currently in conversations with these brands and have either received goods to include in their current Hostry Box pilot program or are looking to add them in the future. The Company does not have established partnership agreements with these brands yet, and may not establish partnership agreements in the future, but are moving forward with conversations.



RX RELATIONSHIP

RXBAR **Sample** Contract + Dashboard + Data



RXBAR®

Beta Run

RXBAR provided Hostry with 1500 Bars

Hostry Sample Contract

Hostry is paid $0.40 - $0.90 per/bar

Details

1 Free RXBAR with purchase of premium products

Data provided to brands free of charge during pilot





Real-time Mobile Dashboard

Hostry | RxBar-Data
https://www.hostry.co/rxbar-data
BRANDS
COMPLIMENTARY BRAND DASHBOARD
*All data updated on Friday September 5th 2018
Percentage of all Complimentary Products Taken
76.8 %
Complimentary items
Total Inventory: 1500 units
1,153
RXBARS Taken
Remaining Inventory by Flavor
123
Mixed Berry
227
Chocolate
Sea Salt
Guest Engagement
72.3 %
Guest Conversion Rate
56
XBAR Stocked Boxes
Active RXBAR Hostry Account Locatons
Note: In order to maintain host privacy- the exact addresses displayed below are not the actual location of host accounts.
INTERESTED IN SEEING SEEING OUR PLATFORM?
CLICK THE GREEN BUTTON TO ACCESS A LIVE HOSTRY STORE
Demo Store
ENTER BOX# 0234
11:37
hostry.co
RXBAR
COMPLIMENTARY BRAND DASHBOARD
Total Inventory: 1500 units
*All data updated on Friday September 5th 2018
1,153
RXBARS Taken

These figures, the desktop and mobile dashboards, represent future offerings and are mock-ups, rather than images of an actual product. They do not represent guarantees of a future product or performance.



Hostry co.

COMPETITIVE LANDSCAPE

While we have not been able to identify any direct competitors, the below companies represent the closest to anything we have identified as “competition”

CARGO	LEAN BOX	STOCKWELL	Hostry co.
Rideshare Market	Commercial Market	Commercial Market	✔. Homeshare Market
Manual Hardware	Perishable Food & Beverage	No Profit Share	✔ Automated Operation
Lower Margin Items	Manual Operation	Automated Operation	✔ Low + High Margin Items
Limited Profit Share	No Profit Share	Low + High Margin Items	✔ Higher Profit Share
		No Profit Share	✔ Host Paying for Boxes



This slide represents management opinion and is meant for illustrative purposes. It does not represent the scope of competition in the marketplace, nor does it represent guarantees of future results, levels of activity, performance, or achievements



ROADMAP

Hostry is currently testing its MVP throughout the continental United States



PHASE 1
Product development

June 2018 - Present
Completed

- ✓ Develop Hostry ecommerce infrastructure
- ✓ Hire development product + web engineer(s)
- ✓ Build mobile + web based ecommerce platform
- ✓ Ideate, Design & prototype micro-vending box
- ✓ Set up overseas sourcing & manufacturing
- ✓ Manufacture Version 1 of Hostry vending box
- ✓ Align shipping + logistics



PHASE 2
Consumer Beta

June to November (in progress)

- ✓ Launch web app to process guest transactions
- Ship V1 boxes to 250 qualified properties
- ✓ 5 markets
- 15 brand partners + 15k promotional products
- Build brand partner analytics dashboard

CAPITAL RAISE



PHASE 3
Consumer Launch

Summer 2019

- Build out marketing, PR, and sales team
- Hire brand specialist + full-time CTO
- V2 Consumer Launch - connected, intelligent box
- 500 properties + 25 markets + 10k transactions
- Fulfill 30k promotional products
- 50 brand partners



PHASE 4
Consumer Rollout

Winter 2019

- Ship v2 box
- 2500 properties + 150 markets
- Offer free + premium box
- 100 brand partners + 750k transactions + 1M promotional products



This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.



Hostry co.

TEAM

Rory Will

Co-Founder



Rory has managed business development, partnerships + operations for several high growth technology and entertainment focused businesses including Relativity Media and Roc Nation. At Hostry, Rory oversees business development and operations.

Andrew Kanakis

Co-Founder



Andrew has patented, engineered, and brought to market numerous innovative products. He's built a reputable firm from the ground up encompassing everything from engineering and manufacturing through design and marketing for Target, Walmart, Urban Outfitters, Altec Lansing, and many more.

Brendan Lyall

Advisor



Brandon was a Co-Founder of mobile demand-side platform, Downstream.ai, which sold to Snap, Inc. in 2018. He was previously Co-Founder, CEO and Director of the Board of mobile ad tech company, Grow Mobile.

James Proud

Advisor



James built and scaled consumer hardware brand Hello to 50 employees and hundreds of thousands of units shipped to consumers around the world.



CAPITAL RAISE

10%
Team
Onboard Development +
Sales Team

30%
CAPEX
Web + Hardware



30%
Product Development
R&D + Manufacturing
Production

10%
Partnerships
Product + Brand Partners

20%
Marketing
Advertising + Sales



THANK YOU